June 7, 2017

Writer’s Direct Dial: (822) 6353-8006

E-Mail: hmoon@cgsh.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Korea Development Bank and The Republic of Korea
Amendment No. 1 to
Registration Statement under Schedule B (File No. 333-217914)

Ladies and Gentlemen:

On behalf of our clients, The Korea Development Bank and The Republic of Korea, we attached the Amendment No. 1 to Registration Statement under Schedule B for filing pursuant to the requirements of the Securities Act of 1933, as amended.

Please direct any comments or questions to Jinduk Han at (822) 6353-8020 or the undersigned at (822) 6353-8006.

Very truly yours,

/s/ Hongki Moon
Hongki Moon

Attachment

cc:	Corey Jennings, Esq.